UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NOCOPI TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

655212207

(CUSIP Number)

Michael S. Liebowitz

4400 Biscayne Blvd,

Miami, FL 33137,

(917) 592-7979

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655212207	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael S. Liebowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,695,582
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,695,582
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,582*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.88%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	The securities are held directly by MSL 18 HOLDINGS LLC (“Holdings”) and indirectly by Michael S. Liebowitz, who has sole voting and dispositive control of Holdings.
**	Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of November 9, 2021, as reported in the Form 10-Q of NOCOPI TECHNOLOGIES, INC., filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 655212207	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew C. Winger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 570,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 570,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of November 9, 2021, as reported in the Form 10-Q of NOCOPI TECHNOLOGIES, INC., filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 655212207	13D

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 (the “Common Stock”), of Nocopi Technologies, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 480 Shoemaker Road, Suite 104, King of Prussia, PA 19406.

Item 2. Identity and Background.

(a) Name. This Statement is filed by:

(i) Michael S. Liebowitz

(ii) Matthew C. Winger

Mr. Liebowitz and Mr. Winger are referred to collectively as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 1.

(b) Residence of Business Address. The address of the principal business and principal office of the each of the Reporting Persons is 4400 Biscayne Blvd., Miami FL 33137.

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Mr. Liebowitz is the Founder and Managing Principal of M2AFO LLC, and Mr. Winger is the Director of Investments at M2AFO LLC.

(d) Criminal Convictions

During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

(i) Mr. Liebowitz is a United States citizen residing in Florida.

(ii) Mr. Winger is a United States citizen residing in Florida.

Item 3. Source or Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $1,678,842.58. The source of these funds was the personal funds of each of the Reporting Persons.

Item 4. Purpose of Transaction.

On January 26, 2022, the Reporting Persons previously filed an initial Schedule 13G with respect to its ownership pursuant to Rule 13d-1(c) of the Exchange Act.

On March 29, 2022, Matthew C. Winger was appointed to the board of the directors of the Issuer and, as a result of such appointment, the Reporting Persons are now reporting their ownership pursuant to this Schedule 13D.

In connection with the foregoing, the Reporting Persons and MSL 18 HOLDINGS LLC (collectively, the “MSL18 Holdings Group”) and the Issuer have entered into a Nomination and Standstill Agreement, dated as of March 29, 2022 (the “Standstill Agreement”), pursuant to which the MSL18 Holdings Group agreed to certain standstill provisions and the Issuer agreed to appoint and nominate (i) Mr. Matthew C. Winger and (ii) on or before September 30, 2022, an additional qualified person to be named by the MSL18 Holdings Group (the “Second MSL18 Holdings Designee”, and, collectively with Mr. Winger, the “MSL18 Holdings Designees”, and each a “MSL18 Holdings Designee”) to the Issuer’s Board of Directors (the “Board”).

Under the terms of the Standstill Agreement, the MSL18 Holdings Group has agreed to certain standstill restrictions during the term of the Standstill Agreement (the “Covered Period”), including restrictions on the MSL18 Holdings Group (i) soliciting or granting proxies to vote shares of the Issuer’s common stock, (ii) initiating stockholder proposals for consideration by the Issuer’s stockholders, (iii) nominating directors for election to the Board, (iv) seeking the removal of any member of the Board and (v) submitting proposals for or offers of certain extraordinary transactions involving the Issuer, in each case, subject to certain exceptions. The Standstill Agreement generally defines the “Covered Period” as the period beginning on March 29, 2022 and ending the earlier of (i) the date immediately following the Issuer’s 2025 annual meeting of shareholders or (ii) the date that is nine months after the date both MSL18 Designees cease to be directors, without duly qualified replacements being appointed. In addition, during the Covered Period, the MSL18 Holdings Group has agreed to vote all of its shares of the Issuer’s common stock in favor of (A) the election of all directors nominated by the Board, (B) any shareholder proposals or advisory resolutions in accordance with the recommendation of the Board, and (C) the ratification of the appointment of the Issuer’s auditors, in each case at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”) and future meetings of stockholders; provided, however, that if any applicable MSL18 Designees are not nominated by the Board as a candidate for election as a director of the Issuer at the 2023 Meeting (or any other meeting of the Issuer’s stockholders taking place during the term of this Agreement at which an MSL18 Designee is eligible for reelection as a director of the Issuer), then the MSL18 Holdings Group and the MSL18 Affiliates may vote the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by such Person in their discretion at such meeting; provided, further, that subject to compliance by the MSL18 Holdings Group and the MSL18 Affiliates with the terms and provisions of Section 3.01 of the Standstill Agreement, with respect to a proposal related to an Extraordinary Transaction, the MSL18 Holdings Group and the MSL18 Affiliates may vote their shares of Common Stock beneficially owned, directly or indirectly, or over which control or direction is exercised by such Person in the discretion of the MSL18 Holdings Group or such MSL18 Affiliates, as applicable.

Pursuant to the terms of the Standstill Agreement, on March 29, 2022, the Issuer increased the size of its Board from four (4) to five (5) members and appointed the Mr. Matthew C. Winger (the first MSL18 Holdings Designee) to the Board, as a Class II director of the Issuer. In addition, the Issuer has agreed to further increase the size of its Board from five (5) to six (6) members on or before September 30, 2022, and to subsequently appoint the Second MSL18 Holdings Designee to the Board as a Class I director of the Issuer.

If at any time the MSL18 Holdings Group and its controlled affiliates cease to beneficially own, in the aggregate, (A) at least ten percent (10%) of the outstanding Common Shares of the Issuer, the MSL18 Holdings Group will cause one MSL18 Holdings Designee to resign from the Board and the Issuer will only be required to include one MSL18 Holdings on the Board and (B) at least five percent (5%) of the outstanding Common Shares of the Issuer, the MSL18 Holdings Group will cause both MSL18 Holdings Designees to resign from the Board and the Issuer will not be required to include any MSL18 Holdings Designees on the Board.

In addition pursuant to the Standstill Agreement MSL18 Holdings Group and its controlled affiliates agreed not to acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, beneficially or otherwise, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other Group, through swap or hedging transactions or otherwise, any securities of the Issuer or any securities convertible or exchangeable into, or exercisable for (whether or not convertible or exchangeable into, or exercisable for, immediately or only after the passage of time or the occurrence of a specified event), other than purchases of shares or derivative instruments that would not result in the members of the MSL18 Holdings Group and the MSL18 Affiliates, collectively, owning, controlling or otherwise having any beneficial or other ownership interest in more than twenty-five percent (25%) in the aggregate of the outstanding shares at such time, without the Issuer’s express prior written approval thereof.

The foregoing description of the Standstill Agreement is a summary only and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit 2 to this Schedule 13D and is hereby incorporated herein by reference in response to this Item 4. Any capitalized terms used in this Item 4 but not otherwise defined in this Item 4 shall have the respective meanings ascribed to them in the Standstill Agreement.

The Reporting Persons purchased the shares of Common Stock covered by this Schedule 13D prior to March 29, 2022 in open market purchases for an aggregate purchase price of $1,678,842.58. The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Persons solely for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

			Michael S. Liebowitz	Matthew C. Winger
(a)	Amount Beneficially Owned:		8,695,582	570,000
(b)	Percent of Class:		12.88%	0.84%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	8,695,582	570,000
	(ii)	Shared Voting Power:	0	0
	(iii)	Sole Dispositive Power:	8,695,582	570,000
	(iv)	Shared Dispositive Power:	0	0

The percentages in this paragraph relating to beneficial ownership of shares of Common Stock, based on 67,495,055 shares outstanding as of November 9, 2021.

(c) Except as described in this Statement, none of the Reporting Persons has effected any transactions in the shares of Common Stock in the 60 days prior to the date of this Statement.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Statement (including in Item 4 above), to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement, dated March 29, 2022, by and among Michael S. Liebowitz and Matthew C. Winger
2	Nomination and Standstill Agreement, dated March 29, 2022, by and among the Issuer, MSL 18 HOLDINGS LLC, Michael S. Liebowitz and Matthew C. Winger

CUSIP No. 655212207	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Michael S. Liebowitz

/s/ Michael S. Liebowitz
Michael S. Liebowitz

March 30, 2022
Date

Matthew C. Winger

/s/ Matthew C. Winger
Matthew C. Winger

March 30, 2022
Date

EXHIBIT 1

JOINT FILING AGREEMENT

(attached)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.01, of Nocopi Technologies, Inc., a Maryland corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

In witness whereof, each of the undersigned has executed this Agreement as of March 30, 2022.

Michael S. Liebowitz

/s/ Michael S. Liebowitz
Michael S. Liebowitz

03/30/2022
Date

Matthew C. Winger

/s/ Matthew C. Winger
Matthew C. Winger

03/30/2022
Date

EXHIBIT 2

NOMINATION AND STANDSTILL AGREEMENT

(attached)

Execution Version

NOMINATION AND STANDSTILL AGREEMENT

This Nomination and Standstill Agreement (this “Agreement”) dated as of March 29, 2022, is by and among Nocopi Technologies, Inc., a Maryland corporation (the “Company”), the entities and natural persons listed on Schedule A hereto (collectively, the “MSL18 Holdings Group”, and individually a “member” of the MSL18 Holdings Group), and Michael S. Liebowitz and Matthew C. Winger (“Winger ”), each in his individual capacity and as a member of the MSL18 Holdings Group (collectively, the “MSL18 Parties”, and each a “MSL18 Party”).

WHEREAS, the MSL18 Holdings Group currently beneficially owns 9,265,582 shares of the common stock, par value $0.01 per share, of the Company (the “Common Shares”), which represented approximately 13.7% of the issued and outstanding Common Shares as of March 29, 2022;

WHEREAS, the Board of Directors of the Company (the “Board”) has considered the qualifications of the MSL18 Parties and conducted such review as they have deemed appropriate, including interviewing the Winger and reviewing materials provided by the Winger and the MSL18 Holdings Group, and each Winger has consented to act as a director of the Company; and

WHEREAS, capitalized terms used in this Agreement and not otherwise defined shall have the meanings specified in Article VII.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

I.	Board RepresentationS

1.01 Election to the Board

(a.) The Company agrees to expand the Board of Directors by one director and add Winger to the Board effective upon the execution and delivery of, and subject to the terms and conditions of, this Agreement by increasing the size of the Board by one director and electing Winger as a Class II director of the Company to serve until the 2023 annual meeting of the Company’s stockholders (including any adjournment or postponement thereof) (the “2023 Meeting”) and his successor is duly elected and qualifies, or until his earlier death, resignation, disqualification or removal.

(b.) The Company also agrees to add an additional designee of MSL18 Holdings Group (“Designee B”, and each of Winger and Designee B, an “MSL18 Designee” and collectively, “MSL18 Designees”) to the Board provided such MSL18 Designee is reasonably acceptable to the Company, and the MSL18 Holdings Group holds the Initial Minimum Threshold Percentage (as hereinafter defined) at such time or otherwise on or before September 30, 2022, subject to the terms and conditions of this Agreement, by increasing the size of the Board by one additional director and electing the Designee B as a Class I director of the Company to serve until the 2025 annual meeting of the Company’s stockholders (including any adjournment or postponement thereof) (the “2025 Meeting”) and his successor is duly elected and qualifies, or until his earlier death, resignation, disqualification or removal.

1.02 As a condition to the each MSL18 Designee’s election to the Board and any subsequent nomination for election as a director of the Company, the MSL18 Designees and the MSL18 Holdings Group shall provide to the Company the information required to be or customarily disclosed for directors, candidates for directors and their Affiliates and Representatives in a proxy statement or other filings under the federal securities laws and other applicable law and applicable rules, regulations and listing standards of any securities exchange on which securities of the Company shall be listed, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by the Company from time to time with respect to the MSL18 Designees and the MSL18 Holdings Group.

1.03 Each MSL18 Designee agrees that, at all times while serving on the Board, he or she will: (i) meet all independence and other standards of the Company, and listing standards of any securities exchange on which securities of the Company shall be listed and the Securities and Exchange Commission (the “SEC”) and applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); and (ii) be qualified to serve as a director under the Maryland General Corporation Law (the foregoing in these clauses (i) and (ii) being referred to as the “Conditions”). Each MSL18 Designee agrees to promptly advise the Chairman of the Board in writing if he ceases to satisfy any of the Conditions. If (1) any MSL18 Designee ceases to satisfy any of the Conditions, (2) any MSL18 Designee, any member of the MSL18 Holdings Group, any MSL18 Affiliate breaches or fails to comply with any of the terms of this Agreement, or (3) the Board, in good faith, has reason to believe that any MSL18 Designees, any member of the MSL18 Holdings Group, any MSL18 Affiliate may have committed an illegal or fraudulent act (including insider trading) that the Board believes, in good faith, could reasonably be expected to adversely affect the Company’s reputation, then, in each case upon the request of the Board, such MSL18 Designees shall immediately resign from the Board.

1.04 The MSL18 Designees shall: (i) at all times while serving as a director, comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, policies in respect of trading in the Company’s securities and corporate governance guidelines; and (ii) preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees to the extent not disclosed publicly by the Company.

1.05 If, at any time while a MSL18 Designee is serving as a director, the members of the MSL18 Holdings Group and the MSL18 Affiliates, collectively: (a) cease to beneficially own, in the aggregate, at least ten percent (10%) of the outstanding Common Shares (the “Initial Minimum Threshold Percentage”), then Designee B shall promptly (and in any event within three business days) offer to resign from the Board (the “Initial Minimum Threshold Resignation”); or (b) cease to beneficially own, in the aggregate, at least five percent (5%) of the outstanding Common Shares (the “Terminal Minimum Threshold Percentage”), then both Winger and Designee B shall promptly (and in any event within three business days) offer to resign from the Board (the “Terminal Minimum Threshold Resignation”). Notwithstanding the foregoing, (x) any derivative, hedging or similar arrangement (including Derivative Instruments) that has the effect of increasing the voting power or economic interest of the members of the MSL18 Holdings Group or any of the MSL18 Affiliates in the Common Shares shall not be given effect, so that the shares that are subject to such derivative, hedging or similar arrangement (including Derivative Instruments) shall not be deemed as beneficially owned by the members of the MSL18 Holdings Group or the MSL18 Affiliates for purposes of this Section 1.05 and (y) any share issuances by the Company that would have the net effect of diluting the MSL18 Holdings Group’s and the MSL18 Affiliates’ interest, collectively, in each case, to less than ten percent (10%), or to less than five percent (5%), shall not trigger the Initial Minimum Threshold Resignation obligation or Terminal Minimum Threshold Resignation of this Section 1.05 (as applicable), but any disposition of Common Shares thereafter following which the members of the MSL18 Holdings Group and the MSL18 Affiliates, collectively, beneficially own less than ten percent (10%) or five percent (5%) of the outstanding Common Shares shall trigger the Initial Minimum Threshold Resignation obligation and Terminal Minimum Threshold Resignation obligation (as applicable). During the term of this Agreement, the MSL18 Holdings Group shall promptly (and in any event within three business days) notify the Company in writing upon the MSL18 Holdings Group and the MSL18 Affiliates, collectively, ceasing to beneficially own, in the aggregate, in each case, either the Initial Minimum Threshold Percentage or the Terminal Minimum Threshold Percentage of outstanding Common Shares.

1.06 In the event of the termination of employment of the MSL18 Designees with the MSL18 Holdings Group and any MSL18 Affiliate for any reason, including death, resignation, disqualification, or removal (the “Employment Termination Resignation”), then the MSL18 Holdings Group shall provide prompt notice of such event to the Company and the MSL18 Designees shall immediately resign from the Board.

1.07 In order to implement the provisions in this Article I relating to the resignation of the MSL18 Designees, each MSL18 Designee is submitting concurrently with the execution of this Agreement a pre-signed resignation letter, which resignation shall be immediately effective and irrevocable upon the Board’s acceptance thereof following any of the events described in this Article I that can give rise to the resignation of such MSL18 Designee or MSL18 Designees (even if such MSL18 Designee has not notified the Board of his resignation).

II.	Representations and Warranties

2.01 Investor Representations and Warranties. The MSL18 Holdings Group jointly and severally represents and warrants to the Company that:

(a.) (i) Each member of the MSL18 Holdings Group that is not a natural person is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto; (ii) this Agreement has been duly and validly authorized, executed and delivered by each of the members of the MSL18 Holdings Group and the MSL18 Designees; (iii) this Agreement constitutes the valid and binding agreement of each of the members of the MSL18 Holdings Group and the MSL18 Designees, enforceable against each of the members of the MSL18 Holdings Group and the MSL18 Designees in accordance with its terms; (iv) the execution of this Agreement and any other document or agreement to be entered into in connection with this Agreement, the consummation of any of the transactions contemplated hereby and thereby, and the fulfillment of the terms hereof and thereof, in each case in accordance with the terms hereof and thereof, will not conflict with, or result in a breach or violation of the respective organizational documents of each member of the MSL18 Holdings Group and the MSL18 Affiliates; and (v) the execution, delivery and performance of this Agreement and any other document or agreement to be entered into in connection with this Agreement by each of the members of the MSL18 Holdings Group and the MSL18 Designees does not and will not violate or conflict with (A) any law, rule, regulation, order, judgment or decree applicable to such Person or any MSL18 Affiliate, or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, contract, commitment, understanding or arrangement to which such Person or any MSL18 Affiliate is a party or by which it is bound;

(b.) as of the date of this Agreement: (i) the members of the MSL18 Holdings Group and the MSL18 Affiliates, collectively, beneficially own, in the aggregate, the number of Common Shares set forth on Schedule B; (ii) such Common Shares constitute all of the securities of the Company beneficially owned by the members of the MSL18 Holdings Group and the MSL18 Affiliates; and (iii) no member of the MSL18 Holdings Group or the MSL18 Affiliates, directly or indirectly (A) owns beneficially or of record any Derivative Instruments, (B) beneficially owns, or has any rights or options with respect to, or is party to any proxy, contract, arrangement, agreement or understanding to acquire or vote, any Common Shares or Derivative Instruments or (C) beneficially owns, or has any rights or options with respect to, or is party to any proxy, contract, arrangement, agreement or understanding to acquire any debt securities of the Company; and

(c.) as of the date of this Agreement, each MSL18 Designee (i) satisfies the Conditions and (ii) does not have any personal or business interests that would conflict with his responsibilities and obligations to the Company as a director.

2.02 Company Representations and Warranties. The Company represents and warrants to the MSL18 Holdings Group that: (a) the Company has all requisite power and authority to execute and deliver this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company; and (c) this Agreement constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

III.	Standstill

3.01 Each of the members of the MSL18 Holdings Group agrees that, during the Covered Period, each member of the MSL18 Holdings Group shall not, and shall cause each of the MSL18 Affiliates not to, unless specifically requested in writing by a resolution of a majority of the Company’s directors (not including the MSL18 Designees), directly or indirectly, in any manner, alone or in concert with others:

(a.) acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, beneficially or otherwise, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other Group, through swap or hedging transactions or otherwise, any securities of the Company or any securities convertible or exchangeable into, or exercisable for (whether or not convertible or exchangeable into, or exercisable for, immediately or only after the passage of time or the occurrence of a specified event), any Derivative Instrument, or any rights decoupled from the underlying securities, or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of any security of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Shares, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement, or any property, asset or business of the Company, other than purchases of Common Shares or Derivative Instruments that would not result in the members of the MSL18 Holdings Group and the MSL18 Affiliates, collectively, owning, controlling or otherwise having any beneficial or other ownership interest in more than twenty-five percent (25%) in the aggregate of the outstanding Common Shares at such time, without the Company’s express prior written approval thereof; provided that, notwithstanding the foregoing, (A) any derivative, hedging or similar arrangement (including Derivative Instruments) that has the effect of decreasing the voting power or economic interest of the members of the MSL18 Holdings Group or any of the MSL18 Affiliates in the Common Shares shall not be given effect, so that the Common Shares that are the subject of such derivative, hedging or similar arrangement (including Derivative Instruments) shall be deemed as beneficially owned by the members of the MSL18 Holdings Group or the MSL18 Affiliates for purposes of this Section 3.01(a.), and (B) any derivative, hedging or similar arrangement (including Derivative Instruments) that has the effect of increasing the voting power or economic interest of the members of the MSL18 Holdings Group or any of the MSL18 Affiliates in the Common Shares shall be given effect, so that the Common Shares that are subject to such derivative, hedging or similar arrangement (including Derivative Instruments) shall be deemed as beneficially owned by the members of the MSL18 Holdings Group or the MSL18 Affiliates for purposes of this Section 3.01(a.);

(b.) propose to any Person, or effect or seek to effect (including by entering into any discussions, negotiations, agreements or understandings, whether or not legally enforceable, with any third person), cause or participate in, encourage, assist or facilitate, or take any action, alone or in concert with others, in support of or make any public statement with respect to, any take-over bid, tender or exchange offer, amalgamation, merger, consolidation, acquisition, sale, transfer, scheme, divestiture, spin-off, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, arrangement, business combination, recapitalization, reorganization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries, joint ventures or Affiliates or any of their respective securities, businesses or assets (each, an “Extraordinary Transaction”); provided, however, that nothing in this subparagraph (ii) shall prevent the MSL18 Holdings Group or the MSL18 Affiliates from tendering any securities of the Company into any tender or exchange offer or vote by the MSL18 Holdings Group or any MSL18 Affiliate of any voting securities of the Company with respect to any Extraordinary Transaction;

(c.) form, join, encourage, influence, advise or in any way participate in any Group with any Persons who are not MSL18 Affiliates with respect to any securities of the Company or otherwise in any manner agree, attempt, seek or propose to deposit any securities of the Company into any voting trust or similar arrangement or subject any securities of the Company to any voting or similar arrangement, or grant any proxy with respect to any securities of the Company (other than to a designated Representative of the Company pursuant to a proxy solicitation on behalf of the Board or in connection with the mechanics of voting through the MSL18 Holdings Group’s custodian or prime broker);

(d.) make, engage in or in any way encourage or participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC but without regard to the exclusion set forth in Rule 14a–1(l)(2)(iv) under the Exchange Act) or consents to vote, or seek to advise, encourage or influence any Person with respect to the voting of, any securities of the Company;

(e.) (A) initiate, propose or otherwise “solicit” (as such terms are used in the proxy rules of the SEC) stockholders of the Company for the approval of any stockholder proposal or cause, advise, encourage or influence any Person to initiate any such stockholder proposal; (B) seek to call, or request the call of, or call any meeting of the stockholders of the Company or of the Board; (C) seek the written consent of the stockholders of the Company; (D) make a request for any stockholder list or other Company books and records, whether pursuant to Sections 2-512 and 2-513 of the Maryland General Corporation Law or otherwise; (E) or (E) conduct any referendum of stockholders of the Company;

(f.) (A) seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board, other than as set forth in Section 1.01 of this Agreement; (B) become a “participant” in, or seek or encourage any Person to submit nominations in furtherance of, any contested “solicitation” for the election or removal of directors with respect to the Company (as such terms are defined or used in the Exchange Act) or seek, encourage or take any other action with respect to the election or removal of any directors, other than acting as a participant in support of the voting obligations of the MSL18 Holdings Group and the MSL18 Affiliates pursuant to Section 3.02; (C) submit any proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise) for consideration at, or bring any other business before, any meeting of the Company’s stockholders during the Covered Period (including any adjournment or postponement thereof) (a “Shareholders Meeting”), directly or indirectly; or (D) initiate, encourage or participate in any “withhold” or similar campaign with respect to any Shareholder Meeting, directly or indirectly;

(g.) propose to any Person, or effect or seek to effect (including by entering into any discussions, negotiations, agreements or understandings, whether or not legally enforceable, with any third person), cause or participate in, encourage, assist or facilitate, or take any action, alone or in concert with others, in support of or make any statement with respect to: (A) advising, controlling, changing or influencing, or seeking to advise, control, change or influence, the Board or the management, strategies or policies of the Company or any of its subsidiaries or divisions, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (B) any material change in the Company’s business or corporate structure (including capitalization, stock repurchase programs or practices, debt structure or dividend policy); (C) seeking to have the Company waive, or make amendments or modifications to, (x) the Company’s Articles of Incorporation or Articles Supplementary, as amended, or the Second Amended and Restated Bylaws of the Company, as amended and restated, or (y) other actions or defenses that may impede or facilitate the acquisition of control of the Company by any Person; (D) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (E) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(h.) (A) Except for sales among members of the MSL18 Holdings Group and the MSL18 Affiliates, knowingly sell, offer or agree to sell, transfer or otherwise dispose of, directly or indirectly, through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities held by the MSL18 Holdings Group or any of the MSL18 Affiliates to any Person who or that is (or will become upon consummation of such sale, transfer or other disposition) a Person that, together with its Affiliates and associates, in the aggregate, owns, controls or otherwise has a beneficial or other ownership interest of five percent (5%) or more of the outstanding Common Shares at such time, except in a transaction approved by the Board in writing; or (B) without the prior written consent of the Company (acting through the Board), on any single day, sell, transfer or otherwise dispose of through the public markets an amount of Common Shares that exceeds twenty-five percent (25%) of the average daily reported volume of trading in Common Shares on OTC Pink tier market during the preceding four week period;

(i.) (A) request or seek in any manner, directly or indirectly, any amendment or waiver of any provision of this Agreement; provided, that the MSL18 Holdings Group may make confidential requests to the Board to amend or waive any provision of this Section 3.01 (which the Board may accept or reject in its sole discretion) so long as any such request is not publicly disclosed by any member of the MSL18 Holdings Group, any of the MSL18 Affiliates or any of their respective Representatives and such confidential requests are not intended to, and would not reasonably be expected to, require any public disclosure thereof by the Company or any other Person; (B) bring any action or otherwise act to contest the validity of this Agreement or seek a release from the restrictions or obligations contained in this Agreement; or (C) otherwise take any action, or make, cause or facilitate any public disclosure, announcement or statement with respect to any intention, plan, arrangement or action that is inconsistent with, any provision of this Agreement;

(j.) make any public disclosure, announcement or statement that disparages the Company or Affiliates thereof, any of their respective directors or officers or any individual who has served as a director or officer of the Company or any of its Affiliates;

(k.) engage in any short sale or any purchase, sale or grant of any Derivative Instrument with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the Company’s securities;

(l.) enter into any discussions, negotiations, agreements or understandings with any other Person with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any other Person to take any action or make any statement with respect to any of the foregoing, or otherwise take, cause or encourage others to take, any action or make any statement inconsistent with any of the foregoing; or

(m.) take any action which could cause or require the Company or any Affiliate of the Company, or the MSL18 Holdings Group, any MSL18 Affiliate, or any of their respective Affiliates, to make a public announcement regarding any of the foregoing or any other matter set forth in this Agreement, publicly seek or request permission to do any of the foregoing, or make or seek permission to make any public announcement with respect to any of the foregoing.

3.02 Each of the members of the MSL18 Holdings Group shall cause all of the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such member or by any of the MSL18 Affiliates to be present for quorum purposes at each Shareholders Meeting. Each of the members of the MSL18 Holdings Group shall, and shall cause each MSL18 Affiliate to, vote, or provide its consent with respect to, all of the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such Person (i) for the election of directors of the Company in accordance with the recommendation of the Board, (ii) for any shareholder proposals or advisory resolutions in accordance with the recommendation of the Board, and (iii) the selection of the auditors of the Company in accordance with the recommendation of the Board; provided, however, that if any applicable MSL18 Designees are not nominated by the Board as a candidate for election as a director of the Company at the 2023 Meeting (or any other meeting of the Company’s stockholders taking place during the term of this Agreement at which an MSL18 Designee is eligible for reelection as a director of the Company), then the MSL18 Holdings Group and the MSL18 Affiliates may vote the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by such Person in their discretion at such meeting; provided, further, that subject to compliance by the MSL18 Holdings Group and the MSL18 Affiliates with the terms and provisions of Section 3.01,with respect to a proposal related to an Extraordinary Transaction, the MSL18 Holdings Group and the MSL18 Affiliates may vote their shares of Common Stock beneficially owned, directly or indirectly, or over which control or direction is exercised by such Person in the discretion of the MSL18 Holdings Group or such MSL18 Affiliates, as applicable.

3.03 Nothing in this Article III shall limit any actions that may be taken by any MSL18 Designee acting solely as a director of the Company consistent with his fiduciary duties as a director of the Company (it being understood and agreed that the MSL18 Holdings Group and its Affiliates shall not seek to do indirectly through the MSL18 Designees anything that would be prohibited if done by the MSL18 Holdings Group or the MSL18 Affiliates).

IV.	Public Announcements; Securities Filings

4.01 The Company shall file promptly a Current Report on Form 8-K reporting entry into this Agreement (the “Form 8-K”) and appending or incorporating by reference this Agreement as an exhibit thereto. The Company shall provide the MSL18 Holdings Group with reasonable opportunity to review and comment upon the Form 8-K prior to filing, and shall consider in good faith any changes proposed by the MSL18 Holdings Group. The MSL18 Holdings Group shall promptly, but in no case prior to the date of the filing of such Form 8-K, file a Schedule 13D (“13D”), reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder. The 13D shall be consistent with the Company’s disclosure in the Form 8-K and the terms of this Agreement. The MSL18 Holdings Group and its Affiliates shall provide the Company with reasonable opportunity to review and comment upon the 13D prior to filing, and shall consider in good faith any changes proposed by the Company. The MSL18 Designees and the MSL18 Holdings Group shall not (and shall cause the MSL18 Affiliates not to) (i) issue a press release in connection with this Agreement or the actions contemplated hereby or (ii) otherwise make any public statement, disclosure or announcement with respect to this Agreement or the actions contemplated hereby other than as mutually agreed to by the Company and the MSL18 Holdings Group in advance.

4.02 The MSL18 Designees, the MSL18 Holdings Group and any MSL18 Affiliate consent to be named and described in the Company’s Proxy Statement for the 2022 and 2023 Annual Meetings.

V.	Term

5.01 This Agreement is effective as of the date hereof and shall remain in full force and effect for the period (the “Covered Period”) commencing on the date hereof and ending on the date that is the earliest of (i) the date that the Company breaches its obligations under Section 1.01 of this Agreement (or if such breach is curable, the date that is 10 business days following the date that the Company breaches its obligations under Section 1.01 of this Agreement, provided that such breach has not been cured prior to the expiration of such 10-business-day period); (ii) the date immediately following the 2025 Meeting; (iii) the date that is nine months after the date both MSL18 Designees cease to be directors due to his or her death, disability or an Employment Termination Resignation, but only if the Company shall not have appointed or nominated for election by its stockholders a replacement director proposed by the MSL18 Holdings Group who (x) satisfies the Conditions, (y) meets the historical standards and criteria applied by the Company in nominating and appointing directors, and (z) is not unreasonably objected to by the Company (it being understood that the decision as to whether or not to appoint or nominate any such replacement director shall be in the sole discretion of the Board); and (iv) such other date established by mutual written agreement of the Company and the MSL18 Holdings Group.

5.02 The provisions of Section 1.03, Section 1.04, Article IV, this Article V, Article VI, Article VII and Article VIII shall survive the termination of this Agreement. No termination pursuant to Section 5.01 shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

VI.	Specific Performance

6.01 The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages) and that the parties are entitled to an injunction or specific performance to enforce the terms hereof in addition to any other remedies at law or in equity. Each of the parties hereto agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce any of the terms hereof by way of equitable relief and will not take action, directly or indirectly, in opposition to the moving party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The rights and remedies provided in this Agreement are cumulative and are not exclusive of any rights or remedies which the Company may otherwise have at law or in equity.

VII.	Definitions

7.01 The following terms, as used in this Agreement, have the following meanings:

(a.) the term “Affiliate” has the meaning given to such term in Rule 12b-2 promulgated by the SEC under the Exchange Act, and shall include Persons who become Affiliates of any Person after the date of this Agreement;

(b.) the terms “beneficial owner” and “beneficially own” have the respective meanings given to such terms in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(c.) the term “Derivative Instrument” means any option, warrant, convertible security, stock appreciation right, or similar right (including any put or call option or “swap” transaction) with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of securities of the Company or with a value derived in whole or in part from the value of any class or series of securities of the Company or any derivative or synthetic arrangement having characteristics of a long position in any class or series of securities of the Company, whether or not such instrument or right shall be subject to settlement in the underlying class or series of securities of the Company, or otherwise;

(d.) the term “Group” means any partnership, limited partnership, syndicate or other group, including any “group” (within the meaning of Section 13(d)(3) of the Exchange Act);

(e.) the terms “Person” or “Persons” mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature;

(f.) the term “Representative” means with respect to any Person, such Person’s Affiliates (which in the case of any member of the MSL18 Holdings Group, shall include each other member thereof and its respective Affiliates) and each of such Person’s and its Affiliates’ respective directors, officers, partners, members, employees, agents (acting in such capacity), attorneys, advisors, and consultants; and

(g.) the term “MSL18 Affiliates” means, collectively and individually, each of the Affiliates and Associates (as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act) of each of the members of the MSL18 Holdings Group provided that no portfolio company of the MSL18 Holdings Group shall be deemed a “MSL18 Affiliate” so long as such portfolio company (A) has not discussed the Company or its business or affairs with any member of the MSL18 Holdings Group or the MSL18 Designees, (B) has not received from any member of the MSL18 Holdings Group or the MSL18 Designees information concerning the Company or its business or affairs, and (C) is not acting at the request of, in coordination with or on behalf of any member of the MSL18 Holdings Group or the MSL18 Designees.

7.02 In addition to the terms defined in Section 7.01, the following defined terms have the meanings set forth in the locations identified below:

Defined Term	Location
“2023 Meeting”	Section 1.01(a.)
“2025 Meeting”	Section 1.01(b.)
“Agreement”	Preamble
“Board”	Recitals
“Board”	Recitals
“Common Shares”	Recitals
“Company”	Preamble
“Conditions”	Section 1.03
“Covered Period”	Section 5.01
“Designee B”	Section 1.01(b.)
“Employment Termination Resignation”	Section 1.06
“Exchange Act”	Section 1.03
“Extraordinary Transaction”	Section 3.01(b.)
“Form 8-K”	Section 4.01
“Initial Minimum Threshold Percentage”	Section 1.05
“Initial Minimum Threshold Resignation”	Section 1.05
“MSL18 Designees”	Section 1.01(b.)
“MSL18 Holdings Group”	Preamble
“SEC”	Section 1.03
“Shareholders Meeting”	Section 3.01(f.)
“Terminal Minimum Threshold Percentage”	Section 1.05
“Terminal Minimum Threshold Resignation”	Section 1.05
“Winger”	Preamble

VIII.	Miscellaneous Provisions

8.01 No Third Party Beneficiaries; Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and assigns; provided, however, the rights and privileges set forth in this Agreement are personal to the MSL18 Holdings Group and the MSL18 Designees and may not be transferred or assigned to any Person, whether by operation of law or otherwise. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any Person other than the parties and their respective successors and permitted assigns.

8.02 Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF MARYLAND APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE. The parties (on behalf of themselves and their respective Affiliates): (i) irrevocably and unconditionally consent and submit to the jurisdiction of the state and federal courts located in the State of Maryland for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (ii) agree that service of any process, summons, notice or document by U.S. registered mail to the address set forth in Section 8.06 of this Agreement shall be effective service of process for any action, suit or proceeding brought against them; (iii) irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in any state or federal court located in the State of Maryland; (iv) agree that they shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the state and federal courts located in the State of Maryland; (v) irrevocably and unconditionally waive the right to plead or claim, and irrevocably and unconditionally agree not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement that is brought in any state or federal court located in the State of Maryland has been brought in an inconvenient forum; and (vi) irrevocably and unconditionally waive the right to trial by jury.

8.03 Expenses. All attorneys’ fees, costs and expenses incurred in connection with negotiating and entering into this Agreement will be paid by the party incurring such fees, costs or expenses.

8.04 Amendment. This Agreement may only be amended pursuant to a written agreement executed by all the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

8.05 Entire Agreement. This Agreement constitutes the entire agreement of all the parties and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

8.06 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if delivered in person, emailed or sent by overnight delivery by reputable overnight courier service (providing proof of delivery) to the party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:	Nocopi Technologies, Inc. 480 Shoemaker Road, Suite 104 King of Prussia, PA 19406 Email: mfein2@aol.com

If to the MSL18 Holdings Group:	c/o Matthew Winger 4400 Biscayne Blvd. Miami FL 33137 Email: mwinger@m2afo.com

8.07 Further Assurances. Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by any other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

8.08 Interpretation and Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “dates hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this letter agreement shall be decided without regard to events of drafting or preparation.

8.09 Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

8.10 Counterparts. This Agreement may be executed in any number of counterparts (including by fax transmission or e-mail), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart. The captions contained in this Agreement are for convenience only and shall not affect the construction or interpretation of any provisions of this Agreement.

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

NOCOPI TECHNOLOGIES, INC.

By:	/s/ Michael A. Feinstein, M.D
Name:	Michael A. Feinstein, M.D
Title:	Chairman of the Board, CEO

MSL18 HOLDINGS GROUP:

/s/ Michael S. Liebowitz
Michael S. Liebowitz

/s/ Matthew C. Winger
Matthew C. Winger

MSL 18 HOLDINGS LLC

By:	/s/ Michael S. Liebowitz
Name:	Michael S. Liebowitz
Title:	Managing Member

[Signature Page to the Nomination and Standstill Agreement]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

MSL18 DESIGNEE:

/s/ Matthew C. Winger
Matthew C. Winger

[Signature Page to the Nomination and Standstill Agreement]

Schedule A – “MSL18 Holdings Group”

Michael S. Liebowitz

Matthew C. Winger

MSL 18 HOLDINGS LLC

Sch. A-1

Schedule B – Common Shares Beneficially Owned by the MSL18 Holdings Group and the MSL18 Affiliates

9,265,582 shares

Sch. B-1